EXHIBIT 4.1
AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This AMENDMENT NO. 1 TO RIGHTS AGREEMENT (this “Amendment”), is entered into as of January 4, 2007, by and between McKesson Corporation, a Delaware corporation (the "Company”), and The Bank of New York, a Delaware corporation (the “Rights Agent”).

RECITALS

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement, dated as of October 22, 2004 (the “Rights Agreement”); and

WHEREAS, pursuant to Section 27 of the Rights Agreement and a resolution duly adopted by its Board of Directors on January 4, 2007, the Company has elected to exercise its discretion to amend, and has directed the Rights Agent, to amend the Rights Agreement as contemplated by this Amendment, to provide, among other things, for the expiration on January 31, 2007, of the Rights issued under the Rights Agreement; and

WHEREAS, in connection with such amendment, the Rights Agent has received from the Company the certificates and instructions contemplated by Section 27 of the Rights Agreement.

Accordingly, the parties agree as follows:

1. AMENDMENT. Section 7(a) of the Rights Agreement is hereby amended by deleting clause (i) thereof and replacing it in its entirety with the following:

"(i) the close of business on January 31, 2007 (the “Final Expiration Date”),”

2. EXPIRATION OF RIGHTS AND OBLIGATIONS. The Rights and all rights and obligations of the holders thereunder or with respect thereto shall expire and terminate on the Final Expiration Date. The Rights Agreement and all rights and obligations of the Company and the Rights Agent thereunder or with respect thereto shall expire and terminate on the Final Expiration Date.

3. EFFECTIVENESS. This Amendment shall be deemed effective as of the date hereof. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected by this Amendment.

4. SEVERABILITY. If any provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be effected, impaired or invalidated.

5. GOVERNING LAW. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by, and construed in accordance with, the laws of such state applicable to contracts to be made and performed entirely within such state.

6. COUNTERPARTS. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

7. MISCELLANEOUS. All capitalized terms in this Amendment, unless otherwise defined herein, shall have the meaning ascribed to them in the Rights Agreement.

EXECUTED as of the date set forth above.

McKesson Corporation

By:

Name: Laureen E. Seeger

Title: Executive Vice President, General Counsel and Secretary, McKesson Corporation

The Bank of New York

By:

Name:

Title: